Issuer Free Writing Prospectus dated June 6, 2025

Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended

Relating to Preliminary Prospectus dated June 2, 2025

Registration Statement No. 333-287112

HW Electro Co., Ltd. Proposed Nasdaq Ticker: HWEP Investor Presentation Issuer Free Writing Prospectus dated June 6, 2025 Filed Pursuant to Rule 433 of the Securities Act of 1933, as amended Relating to Preliminary Prospectus dated June 2, 2025 Registration Statement No. 333 - 287112

Legal Disclaimer 2 This free writing prospectus relates to the proposed public offering of American Depositary Shares (“ADSs”) of HW Electro Co . , Ltd . (“we”, “us”, or “our”) . We have filed the Registration Statement on Form F - 1 , as amended (File No . 333 - 287112 ) (including a prospectus) with the U . S . Securities and Exchange Commission (the “SEC”) for such proposed public offering to which this communication relates . Before you invest, you should read the preliminary prospectus included in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering . You may get these documents for free by visiting EDGAR on the SEC website at http : //www . sec . gov/ . Alternatively, we or our underwriters will arrange to send you the preliminary prospectus if you contact WestPark Capital, Inc . , 1800 Century Park East, Suite 220 Los Angeles, CA 90067 , or via email info@wpcapital . com , or via telephone at + 1 310 - 843 - 9300 , or contact American Trust Investment Services, Inc . , 1244 119 th St Whiting, Indiana 46394 , or via email : info@amtruinvest . com , or contact HW Electro Co . , Ltd . via email : ir@hwelectro . com . This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of the Registration Statement of which the preliminary prospectus forms a part. Note: Unless otherwise stated, all information included in this presentation is as of the date of the preliminary prospectus.

Forward - Looking Statements 3 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties . Forward - looking statements give our current expectations or forecasts of future events . You can identify these statements by the fact that they do not relate strictly to historical or current facts . You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this presentation . These statements are likely to address our growth strategy, financial results, and financial needs . You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward - looking statements . These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not . No forward - looking statement can be guaranteed and actual future results may vary materially . Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items ; our ability to execute our growth strategies, including our ability to meet our goals ; current and future economic and political conditions ; our capital requirements and our ability to raise any additional financing which we may require ; our ability to attract customers and further enhance our brand recognition ; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business ; the COVID - 19 pandemic ; and other assumptions described in this presentation underlying or relating to any forward - looking statements . We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” of our Registration Statement on Form F - 1 , as amended (File No . 333 - 287112 ), and other documents that may be filed from time to time with the SEC, including, but not limited to, the risks detailed in our preliminary prospectus dated June 2 , 2025 , which forms a part of such Registration Statement . We base our forward - looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made . We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements . Accordingly, you should be careful about relying on any forward - looking statements . The forward - looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation . Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events . You should read this presentation and the documents that we refer to in this presentation and have filed as exhibits to the Registration Statement completely and with the understanding that our actual future results may be materially different from what we expect .

Offering Summary HW Electro Co., Ltd. Issuer ADSs, each represents one ordinary share of the Company (“Ordinary Share”). Securities Initial Public Offering Offering Type Nasdaq Capital Market: HWEP Proposed Listing/Symbol 4,150,000 ADSs, or 4,772,500 ADSs if the underwriters exercise their over - allotment option in full. Securities Offered $4.00 per ADS. Assumed Initial Offering Price $ 13 . 96 million (or $ 16 . 25 million if the underwriters exercise their over - allotment option in full) based on the assumed initial public offering price of $ 4 . 00 per ADS, after deducting estimated underwriting discounts and estimated offering expenses payable by us . Net Proceeds • Approximately 5% for marketing • Approximately 10% for research and development of “PUZZLE” • Approximately 26% for the purchase of electric vehicles and other general corporate purposes • Approximately 15 % for the repayment of certain accruals and other current liabilities in the aggregate amount of $ 2 , 094 , 094 • Approximately 44 % for the partial repayment of outstanding loan balances due to third parties and a related party and shareholder in the aggregate amount of $ 6 , 142 , 677 , with maturity dates ranging from the date of the consummation of this offering and June 30 , 2025 , and interest rates per annum ranging from 0 % to 9 . 6 % Use of Proceeds WestPark Capital, Inc.; American Trust Investment Services, Inc. Underwriters 4

Company Overview 5 We are principally engaged in the business of importing and selling high - performance fully electric light commercial vehicles.* 1 st company in Japan to obtain a license plate number for imported electric light commercial vehicles 2 nd Company to sell electric light commercial vehicles in Japan Date of Incorporation May 24, 2019 April 2022 HW ELECTRO Platform September 2023 Headquarters Tokyo, Japan July 2022 June 2023 We expect to sell our first own originally designed electric vehicle called “PUZZLE” in the second half of 2026 *Light commercial vehicles: commercial carrier vehicles with a gross vehicle weight ≤ 3,500 kilograms. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Business Overview

Business Overview Types Performance Acceleration from 0 to 50 kilometers per hour in 15 seconds Peak torque of 120 Newton meters Maximum speed of approximately 85 km/h Weighs only 1,110 kg Load capacity is up to 400 - 450 kg Carry one additional passenger besides the driver Energy Efficiency Battery pack capable of storing approximately 25.92 kWh of usable energy 10 to 12 hours to fully charge through AC charging Pick Up Has an enclosed cabin, and a back end made up of a cargo bed that is enclosed by three low walls with no roof ELEMO Our first electric light commercial vehicle with a larger size, higher load capacity, a longer distance of cruising range, and a larger battery capacity than ELEMO - K. As with the ELEMO - K, it complies with, or is exempt from, all applicable vehicle safety standards in Japan. Box A chassis cab truck with an enclosed cuboid - shaped cargo area. Purchasers can also opt to equip a refrigeration system on the cargo box for additional fees 7 Flatbed A type of truck whose bodywork is just an entirely flat, level bed with no sides or roof

Business Overview ELEMO - K Types Performance Acceleration from 0 to 50 kilometers per hour in 15 seconds Peak torque of 120 Newton meters Maximum speed of approximately 85 km/h Weighs only 850 kg Load capacity is up to 350 kg Carry one additional passenger besides the driver Energy Efficiency Battery pack capable of storing approximately 13 kWh of usable energy 6 to 8 hours to fully charge through AC charging Pick Up Has an enclosed cabin, and a back end made up of a cargo bed that is enclosed by three low walls with no roof 8 Box A chassis cab truck with an enclosed cuboid - shaped cargo area. Purchasers can also opt to equip a refrigeration system on the cargo box for additional fees The second electric light commercial vehicle we sell. It complies with, or is exempt from, all applicable vehicle safety standards in Japan.

Business Overview ELEMO - L 9 About ELEMO - L • Commenced sales in June 2023 • A van - type electric vehicle • Could be used for commercial and recreational camping purposes

Business Overview Unique Design and User - friendliness Maximizes shared parts and even body panels to offer more usable space than a typical commercial van Compatible with supportive software, such as o Apple CarPlay o Android Auto o HW ELECTRO Platform Service Additional Functions and Features • Provides Internet connection over Wi - Fi • Provides electricity through wall outlets and USB ports • Solar panel installed on the top powers the built - in SOS system PUZZLE In the second half of 2026, we expect to launch our first originally designed electric light commercial vehicle — PUZZLE, a commercial van to be made for the Japanese market. 10 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Business Overview HW ELECTRO Platform Service An optional supporting system that assists customers in managing the electric light commercial vehicles and their drivers, which could be purchased when placing orders for our electric light commercial vehicles We expect the launch of the HW ELECTRO Platform Service and its constant upgrade to diversify the sources of our total revenue by the fiscal year ended September 30 , 2027 . Enables us to collect and analyze big data to evaluate the performance of each driver for the customer’s reference • Driving data • Routing data • Vehicle conditions Assists the customer/driver to manage and organize • Travel route • Estimated driving time • Remaining load capacity • Maintenance information In the next phase of development, we plan to provide a service that will enable temperature control of the cargo box . 11 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Business Model Cenntro China Hangzhou Plant Shipping (Shanghai) Arrival (Yokohama) • Vehicle inspection after receipt • Vehicle modification for vehicle regulation compliance and market requirement fulfillment • Vehicle inspection after modification • Final vehicle inspection before delivery Individual import car inspection (Vehicle inspection office) Vehicle registration (Local land transportation office) Delivery to the customer • Accessary installation • Vehicle Inspection <Necessary vehicle homologation information; by MODEL> This shall be provided by Cenntro • Full sets of Vehicle Homologation Approval Document by Authority with detailed test & performance date etc . <Necessary documents to be submitted by VEHICLE (one by one)> • Certification of Technical Conformity signed by Cenntro • Specification list signed by Cenntro • Certification of Custom Clearance • Application form of Imported Vehicle Notification In April 2021, we began working with Cenntro Electric Group Limited (“Cenntro”) to manufacture all of our electric light commercial vehicles in China. • Convenient and timely access to key resources • Production cost affordability Sales & Marketing Built our customer base through direct sales efforts Collaborated with ENEOS WING to promote sales and distribution through its established sales and distribution network nationwide October 2022 Early 2023 Manufacturing Fiscal year ended September 30, 2022 Sales network development to enhance sales force and expand our sales scale By implementing the preceding measures since February 2023, we have received 821 orders for our electric light commercial vehicles* Entered into a sales agreement with Car Conveni, a company that sells vehicles and provides after - sales services at approximately 1,000 stores in Japan May 2024 12 * As of June 2, 2025. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

# Eco-friendliness & Cost-friendliness

HW ELECTRO

| Models | Types | Price |
|---|---|---|
|  ELEMO | • Pick Up<br>• Flatbed<br>• Box | $22,348 to $24,020 |
|  ELEMO-K | • Pick Up<br>• Box | $18,472 to $22,500 |

## Cost-friendly

In terms of size and load capacity, our electric light commercial vehicles may be considered cost-friendly in the long term.

**Example*:**

| ELEMO-K | V.S | Same-level gasoline-powered light commercial truck |
|---|---|---|
| Approximately **$3.3** per day/120 kilometers | | Approximately **$8.7** per day/120 kilometers |

## Eco-friendly

Our electric light commercial vehicles are eco-friendly as compared to the same-level, in terms of size and load capacity, gasoline-powered light commercial trucks.

**Example**:**

| ELEMO-K | V.S | Same-level gasoline-powered light commercial truck |
|---|---|---|
| Approximately **1,567.6 kg** annual CO2 emission | | Approximately **4,832.7 kg** annual CO2 emission |

*Assuming a 9.2 kilometers range of ELEMO-K and an electricity cost of JPY36.8 per kilowatt-hour, which was the average residential electricity cost in Japan for November 2022. The average cost of one liter of gasoline in Japan for November 2022 was JPY167.6 and a same-level gasoline-powered light commercial truck consumes approximately 7.5 liters of gasoline to run 120 kilometers.
**Assuming both kinds of light commercial trucks run 261 days a year and that it averagely causes approximately 0.462 kilograms of CO2 emission to generate one kilowatt-hour of electricity in Japan and burning one liter of gasoline leads to approximately 2.469 kilograms.

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Investment Highlights

Investment Highlights 15 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. An early mover in the Japanese electric light commercial truck market The customizability and adjustability of our products 01 02 03 Strong and experienced management

# An Early Mover in the Japanese Electric Light Commercial Truck Market

HW ELECTRO

There are only **5** companies that sell electric light commercial vehicles in Japan — **Mitsubishi Motors Corporation, HW Electro Co., Ltd., ASF Co. Ltd., FOLOFLY Co. Ltd., and Honda Motor Co., Ltd.***

- December 2011: MINICAB-MiEV, Mitsubishi Motors Corporation's first electric light commercial vehicle, was first sold.
- March 2021: The production of MINICAB-MiEV was temporarily discontinued.
- April 2022: **We commenced selling ELEMO 200, entering the market as the only company that sold electric light commercial vehicles in Japan.**
- July 2022: **We commenced selling ELEMO-K, which together with ELEMO 200 were the only two electric light commercial vehicles available in the Japanese market.**
- November 2022: Mitsubishi Motors Corporation resumed the production of MINICAB-MiEV and continued to sell them in the Japanese market.
- April 2023: ASF Co. Ltd., a Japanese electric vehicle startup, entered the market and started to sell and deliver its only electric light commercial vehicle.
- December 2023: FOLOFLY Co., Ltd., a Japanese electric vehicle startup, introduced its electric light commercial vehicle, F-1 VAN, to the Japanese market
- October 2024: Honda Motor Co., Ltd., a Japanese multinational conglomerate automotive manufacturer, released its electric light commercial vehicle to the Japanese market.

**We believe we are well-positioned to effectively compete based on**

- Customizability, adjustability, and quality of our vehicles
- Our customers and technical support services
- Our efficient and robust operations and supply chain

**We believe adverse impact by competitors is limited as**

- Japanese electric light commercial truck market is still growing
- Demand for electric light commercial vehicles is yet to be satisfied
- ASF Co. Ltd. has only been selling and delivering* its only electric light commercial vehicle, ASF 2.0, since April 2023

*As of June 2, 2025.

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The Customizability and Adjustability of Our Products 17 Flatbed Our two types of ELEMO - K and three types of ELEMO can satisfy the various needs of customers from different industries with proper adaptation and modification . Types Applicable Fields Pick Up We believe the customizability and adjustability of our vehicles will enable us to: • Further develop our customer base • Broaden the source of existing potential customers from various industries Box • Logistics and home delivery • Food and beverage retail • Agriculture • Fishing • Forestry • Civil engineering and construction • Fire departments • Medical departments • Environmental hygiene departments See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Strong and Experienced Management Team Weicheng Hsiao Representative Director and Chief Executive Officer • Mr . Hsiao is our founder and has served as our Representative Director and Chief Executive Officer since May 2019 . • Mr . Hsiao also spends limited time participating in the operation of Goodride Japan INC . , a Japanese wholesale tires company he founded in September 2017 while running our Company full time . • Mr . Hsiao founded a racing team to compete in the D 1 Grand Prix series and modified and adapted the racing cars within the regulations . • Mr . Hsiao was trained in Economics at Keiai University in 2003 . Bo Lyu Chief Financial Officer • Mr . Lyu has served as our Chief Financial Officer since September 2024 . • Mr . Lyu served as the Chief Financial Officer of Haoxi Health Technology Limited (NASDAQ : HAO) from August 2023 to September 2024 . • Mr. Lyu served as the Chief Financial Officer of Heyu Biological Technology Corporation from November 2021 to August 2023. • Mr . Lyu received his Bachelor’s degree in International Investment from Wuhan University in 2001 , and his Master’s degree in Finance from the National Economics Department of Albert - Ludwigs - Universität Freiburg in 2008 . • Mr. Lyu holds the Certificate of Board Secretary from Shenzhen Stock Exchange and is a CFA II candidate. 18

# Board of Directors



## Weicheng Hsiao

*Representative Director and Chief Executive Officer*

- Mr. Hsiao is our founder and has served as our Representative Director and Chief Executive Officer since May 2019.
- Mr. Hsiao also spends limited time participating in the operation of Goodride Japan INC., a Japanese wholesale tires company he founded in September 2017 while running our Company full time.
- Mr. Hsiao founded a racing team to compete in the D1 Grand Prix series and modified and adapted the racing cars within the regulations.
- Mr. Hsiao was trained in Economics at Keiai University in 2003.



## Eiji Fujino

*Director*

- Mr. Fujino has served as our Director since May 2021.
- Mr. Fujino has served as the representative director at Meiwa Co. Ltd., a Japanese solar power generation company, since February 2014.
- Mr. Fujino has served as the representative director at Delta Co. Ltd., a Japanese web development company, since February 2014.
- Mr. Fujino has served as a director at WAB Co. Ltd., a Japanese grand handling company, since April 2018.
- Mr. Fujino graduated from Josai University Senior High School in 2003.



## Taisuke Otsubo

*Independent Director*

- Mr. Otsubo has served as our Independent Director and Audit and Supervisory Committee Member since November 2023.
- Mr. Otsubo served as our Corporate Auditor from December 2021 to November 2023.
- Mr. Otsubo has also served as the representative partner at Legents Judicial Scriveners Corporation, a Japanese judicial scrivener office, since January 2023.
- Mr. Otsubo graduated from Chuo Gakuin University Chuo High School in 1998.



## Hirotaka Ikeda

*Independent Director*

- Mr. Ikeda has served as our Independent Director and Nominating Committee Member since May 2023 and our Audit and Supervisory Committee Member since November 2023.
- Mr. Ikeda has served as the representative director at Myts Co., Ltd. since November 2010.
- Mr. Ikeda has served as a corporate auditor at LK Japan Co., Ltd. since June 2020.
- Mr. Ikeda has served as the representative director at Sakae Digital LLC since November 2022.
- Mr. Ikeda received his bachelor's degree in Management Science, master's degree in Commerce, and master's degree in Economics from Osaka Gakuin University.

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# Board of Directors (Cont.)

HW ELECTRO



**Takayuki Tokoroda**

*Independent Director*

- Mr. Tokoroda has served as our Independent Director and Nominating Committee Member since May 2023 and our Audit and Supervisory Committee Member since November 2023.
- Mr. Tokoroda served as our director from December 2021 to April 2023.
- Mr. Tokoroda has also served as the chief executive officer at B.H Co., Ltd . (KRX: 090460), a Japanese whole-seller, since August 2007.
- Mr. Tokoroda graduated from Chiba Meitoku Senior High School in 2003.



**Yuri Konno**

*Independent Director*

- Ms. Konno has served as our Independent Director since May 2023.
- Ms. Konno also runs Dial Service Co., Ltd., a large counseling and consulting company she founded in May 1969, in Japan.
- Ms. Konno also served as the first female outside director at Meiji Yasuda Life Insurance Company, a mega Japanese life insurance company between July 1990 and July 1995.
- Ms. Konno received her bachelor's degree in English Literature from Tsuda University in 1958.



**Koki Kawana**

*Independent Director*

- Mr. Kawana has served as our Independent Director and Compensation Committee Member since May 2023.
- Mr. Kawana has also served as the chief executive officer at Job-up Co., Ltd., a Japanese employment agency, since June 2019.
- Mr. Kawana served as the executive vice-president at P-up Co., Ltd. between 2013 and May 2019.
- Mr. Kawana graduated from Saitama Kenritsu Kawagoe-nishi High School in 1999.



**Feng Wu**

*Independent Director*

- Mr. Wu has served as our Independent Director and Compensation Committee Member since May 2023.
- Mr. Wu has also served as the president at Kyouwatusyou Co., Ltd., a Japanese company that specializes in original equipment manufacturing (OEM) sales for Japanese manufacturers, since October 2002.
- Mr. Wu received his bachelor's degree in Commerce from Takushoku University in 1997.

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Growth Strategies

Growth Strategies Continue to grow our sales and expand our sales and distribution channel • Develop strategic alliances with Bosai System and Autobacs Seven to promote the sales and distribution of our electric light commercial vehicles via their sales channels • We expect to deliver an aggregate of 500 electric light commercial vehicles during the fiscal year ending September 30, 2025, which we expect to consist mainly of vehicles to be sold under the sales agreement with Car Conveni Develop our own original designed products • Plan to launch our first originally designed electric light commercial vehicle — PUZZLE in the second half of 2026 Maintain and further develop business relationships with our existing and potential customers • Plan to invest more resources to ensure the good quality of our electric light commercial vehicles Improve public relations and brand awareness and enhance customer loyalty • Plan to open new showrooms, participate in various series of exhibitions and events in Japan, collaborate with more dealers and distributors, promote vehicles and brands through social media platforms, engage with our existing and potential customers to receive real - time feedback • Expect to cooperate with business alliances to provide high - quality sales and after - sales services Diversify revenue sources • Intend to continue developing and upgrading the HW ELECTRO Platform Service so as to incorporate more functions into it Implement Level 4 autonomous driving technology and the operating system on our electric light commercial vehicles • Expect to enter into a consignment contract with a technology development company that specializes in autonomous driving technology • Plan to implement Level 4 autonomous driving technology and the operating system on our electric light commercial vehicles by connecting it to the HW ELECTRO Platform Service and expect to launch them in the Japanese market during the 2030s. 22 See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Operational &Financial Highlights

Operational Highlights Number of Vehicles Sold* Number of Customers During the fiscal years ended September 30 , 2024 and 2023 , we sold our electric light commercial vehicles to 11 and 14 customers, respectively . While we have our primarily targeted corporate customers, we believe that the ELEMO - L can be used as recreational camping vehicles, which we expect may enable us to increase consumer market penetration. Our Customers Corporations and local governments have demonstrated the demand for our light commercial vehicles: Logistics and home delivery companies Civil engineering and construction companies Fire departments of the local governments 16 24 *Twelve months ended September 30, 2022, 2023, and 2024. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. 52 87 FY2022 FY2023 FY2024

FY2023 FY2024 Financial Highlights (US $,000) 1,830.0 Revenue Breakdown* Revenue* Gross Profit (Loss) Margin* (%) 1,435.7 94.8% FY2023 5.2% 100.0% FY2024 0.0% Commentary: The gross loss decreased by $ 0 . 06 million during FY 2024 due to an increase in sales of electric light commercial vehicles and the decrease in inventory write - off of $ 0 . 1 million loss recognized for inventory valuation allowance of $ 0 . 1 million and warranty provision of $ 0 . 04 million . Electric light commercial vehicles Car parts and the service fees - 32.6% - 22.5% FY2023 FY2024 25 * Fiscal Year Ended September 30, 2023 and 2024, as applicable. See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss.

Contact 26 Issuer HW Electro Co., Ltd. Email: ir@hwelectro.com Tel: +81 3 - 6457 - 1469 Address: 301, Aomi 2 - chome 7 - 4 the SOHO, Koto - ku, Tokyo 135 - 0064 Japan Email: info@wpcapital.com Tel: +1 310 - 843 - 9300 Address: 1800 Century Park East, Suite 220 Los Angeles, CA 90067 WestPark Capital, Inc. Bookrunner American Trust Investment Services, Inc. Email: info@amtruinvest.com Tel: +1 219 - 473 - 5542 Address: 1244 119th St Whiting, Indiana 46394 Underwriter